REPORT ON FORM N-SAR FOR NORTHEAST INVESTORS TRUST
FOR PERIOD ENDED SEPTEMBER 30, 2002


Information Provided Pursuant to Item 77Q3:

Registrant's Chief Executive Officer and Chief Financial Officer have concluded, based on an evaluation completed as of December 11, 2002, that the Registrant's Disclosure Controls and Procedures have been effective to provide for the recording, processing, summarization and reporting of the information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 within the time periods specified by the Securities and Exchange Commission's rules and forms. In this connection it is noted that Registrant has not had a written board approved pricing policy, although it has followed procedures and practices described to the Board of Trustees on pricing matters. Registrant is adopting such a pricing policy, and to date no adjustments that affected net asset value have been required.